UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): July 13, 2015

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1450 Centrepark Boulevard Suite 210 West Palm Beach, FL		33401
(Address of Principal Executive Offices)		(Zip Code)
Registrant’s telephone number, including area code: (561) 207-9600
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
On July 13, 2015, Platform Specialty Products Corporation, a Delaware corporation (“Platform”), and Alent plc, a public limited company registered in England and Wales (“Alent”), issued an announcement (the “Rule 2.7 Announcement”) pursuant to Rule 2.7 of the U.K. City Code on Takeovers and Mergers (the “Code”) disclosing the terms of a recommended offer by MacDermid Performance Acquisitions Ltd., a private limited company registered in England and Wales, and wholly-owned indirect subsidiary of Platform (the “Offeror”), to acquire all of the issued and to be issued shares of Alent (the “Acquisition”). The Acquisition is expected to be effected by way of a court-sanctioned scheme of arrangement (the “Scheme”), which will be implemented under Part 26 of the U.K. Companies Act of 2006, as amended (the “Companies Act”).
In connection with the Acquisition, on July 13, 2015, (i) Platform, the Offeror, and Alent entered into a co-operation agreement (the “Co-operation Agreement”) and (ii) Platform, certain subsidiary guarantors, Credit Suisse AG (“Credit Suisse”) and certain other Credit Suisse affiliates (together with Credit Suisse, the “Commitment Parties”) entered into an interim facility letter (the “Interim Facility Letter”).
Rule 2.7 Announcement
On July 13, 2015, Platform issued the Rule 2.7 Announcement disclosing the terms of the Acquisition. Pursuant to the terms of the Acquisition, each shareholder of Alent is entitled to receive 503 pence in cash for each ordinary share of 10 5/11 pence each in the capital of Alent (the “Alent Shares”).  The Scheme will also include an alternative under which eligible shareholders of Alent can elect to receive shares of Platform common stock, par value $0.01 per share (the “New Platform Shares”) in lieu of part or all of the cash consideration that they would otherwise be entitled to receive in exchange for their Alent Shares on the basis of 0.31523 New Platform Shares for every Alent Share.  Such alternative is to be limited to the issue of New Platform Shares in respect of approximately 21.9% of Alent’s issued share capital at close of business on July 10, 2015 (being the last business day before the date of the announcement).  To the extent elections for New Platform Shares cannot be satisfied in full, they will be scaled down as nearly as reasonably practicable pro rata to the size of such elections.  The Acquisition values Alent’s entire issued and to be issued share capital at approximately £1,351 million ($2,096 million, based on the GBP/USD exchange rate of 1.5517 on July 10, 2015).
On the date of the Rule 2.7 Announcement and as provided for therein, Platform and the Offeror received an irrevocable undertaking from Cevian Capital II Master Fund LP (“Cevian”), the largest shareholder of Alent, to vote in favor of the Scheme and elect for the partial share alternative in respect of its entire beneficial ownership of 58,432,694 of Alent Shares.  If no shareholders of Alent apart from Cevian elect to receive New Platform Shares, Cevian will be issued the full amount of New Platform Shares available under the partial share alternative.
The Acquisition is conditioned upon, among other things, (i) approval of the Scheme and the related resolutions by the requisite majorities of Alent shareholders and the sanction of the Scheme by the High Court of England and Wales, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as the receipt of certain other clearances under the antitrust laws of other jurisdictions in which an antitrust filing is required to be made and associated approvals and clearances and (iii) the absence of an adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of any member of the Alent group, which is material in the context of the group taken as a whole, and certain other actions related to Alent as described in the Rule 2.7 Announcement. The conditions to the Acquisition are set out in full in the Rule 2.7 Announcement. It is expected that, subject to the satisfaction or waiver of all relevant conditions, the Acquisition will be completed in late 2015 or early 2016.
The Offeror reserves the right, subject to the prior consent of the U.K. Panel on Takeovers and Mergers (the “Panel”) and the terms of the Co-operation Agreement, to elect to implement the Acquisition by way of a takeover offer (as such term is defined in the Companies Act).
Co-operation Agreement
On July 13, 2015, Platform, the Offeror and Alent entered into the Co-operation Agreement in connection with the proposed Acquisition.  Pursuant to the Co-operation Agreement and subject to the conditions set forth therein, (i) Alent has agreed to, among other things, reasonably co-operate with Platform and its subsidiaries for the purposes of obtaining all regulatory clearances, including providing the Offeror with all information or documents reasonably requested and necessary for the purpose of making a submission, filing or notification to any relevant regulatory authority and keeping the Offeror informed as soon as is reasonably practicable of developments of which it is or becomes aware, which are or may be material to the obtaining of any regulatory clearances and/or the satisfaction of regulatory conditions and (ii) the Offeror has given certain undertakings to implement the combination, including that the Offeror will use commercially reasonable best efforts to satisfy the regulatory conditions as soon as possible after the date of the Co-operation Agreement and, in any event, by no later than July 13, 2016 (the “Long Stop Date”).
Platform has the right to terminate the Co-operation Agreement if the board of directors of Alent withdraws, qualifies or adversely modifies its recommendation of the Scheme or such recommendation is not included in the scheme document; if the meetings of the shareholders of Alent and the court hearing are not held by the dates specified in the scheme document or if the Scheme is not approved by the requisite majorities of Alent shareholders and in each case the Scheme lapses; upon a Break Fee Event (as defined below); and where a competing proposal is recommended or effected. The Co-operation Agreement will also terminate on Platform notifying Alent of a regulatory condition not having been satisfied or waived or having become incapable of satisfaction or waiver; if the Scheme is withdrawn or lapses (other than pursuant to Platform’s right to switch to a takeover offer); or if the Scheme has not become effective by the Long Stop Date.
By way of compensation for any loss suffered by Alent in connection with the preparation and negotiation of the Acquisition, the Co-operation Agreement and any other document relating to the Acquisition, Platform agreed in the Co-operation Agreement that, subject to certain limited circumstances, on the occurrence of a Break Fee Event (as defined below) it or a member of its group will pay to Alent an amount in cash equal to £27 million in the event that:
(a)	on the Long Stop Date, any regulatory condition shall not have been satisfied or waived by the Offeror resulting in the Acquisition lapsing, terminating or being withdrawn; or
(b)	on or prior to the Long Stop Date, the Offeror invokes and is permitted by the Panel to invoke any regulatory condition resulting in the Acquisition lapsing, terminating or being withdrawn, each a “Break Fee Event.”
Further information relating to the Co-operation Agreement is contained in the Rule 2.7 Announcement.
Interim Facility Letter
In connection with the Acquisition, on July 13, 2015, Platform and certain subsidiary guarantors entered into the Interim Facility Letter with the Commitment Parties pursuant to which the Commitment Parties committed, subject to the terms of the Interim Facility Letter, to provide Platform with a $1.875 billion (the “Facility Amount”) interim senior unsecured term loan facility (the “Interim Facility”).  Platform expects to replace this Interim Facility with more permanent financing before or after the closing of the Acquisition.  If the Interim Facility is utilized and not repaid within 30 days after borrowing, it shall be converted into a 366-day senior unsecured term loan credit facility (the “Bridge Facility” and, together with the Interim Facility, the “Facilities”).  The Bridge Facility will initially bear interest at up to 8.75% per annum.  If the Bridge Facility has not been previously repaid in full on or prior to the maturity date, any loans thereunder will automatically be converted into a senior unsecured term loan on terms likely to be significantly less favorable to Platform.  While amounts are outstanding under the Bridge Facility, the Commitment Parties may require that Platform issue notes in a Rule 144A or other private offering subject to certain terms and conditions, and to use the proceeds to repay all or a portion of the Bridge Facility.
The commitments under the Interim Facility Letter and Facilities, unless previously terminated, will terminate on the earlier of (i) the date on which the consummation of the Acquisition is announced without the making of any advances under the Interim Facility and (ii) July 13, 2016.  The Facility Amount will be reduced by the net proceeds of any securities or other borrowings raised or issued in connection with the Acquisition.  The Interim Facility Letter and Facilities are subject to other terms and conditions customary for commitments and facilities of this type including certain affirmative covenants, negative covenants, conditions precedent and events of default.
The foregoing summary of the Rule 2.7 Announcement, the Co-operation Agreement and the Interim Facility Letter do not purport to be complete and are subject to, and qualified in their entirety by, the text of the Rule 2.7 Announcement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K (the “Current Report”), the text of the Co-operation Agreement, which is attached as Exhibit 2.2 to this Current Report and the text of the Interim Facility Letter, which is attached as Exhibit 10.1 to this Current Report.  Each of these exhibits is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
On July 13, 2015, Platform entered into the Interim Facility Letter as described under Item 1.01 above. The description of the Interim Facility Letter set forth in Item 1.01 above is hereby incorporated by reference.
Item 3.02. Unregistered Sales of Equity Securities.
On July 13, 2015, Platform issued the Rule 2.7 Announcement disclosing the terms of the Acquisition. See Item 1.01 above, which is incorporated by reference in response to this Item 3.02.
The New Platform Shares which are to be issued pursuant to the Scheme as part of the partial share alternative described in Item 1.01 above will be issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) set forth in Section 3(a)(10) therof. The New Platform Shares issued pursuant to the Scheme will not exceed 21.9% of Alent’s issued share capital.  To the extent elections for New Platform Shares cannot be satisfied in full, they will be scaled down as nearly as reasonably practicable pro rata to the size of such elections.
The Offeror reserves the right, subject to the prior consent of the Panel and the terms of the Co-operation Agreement, to elect to implement the Acquisition by way of a takeover offer (as such term is defined in the Companies Act).  Any securities to be issued in connection with such Acquisition may be issued in reliance on an exemption from the registration requirements of, or, alternatively, registered under, the Securities Act.  If, in the future, the Offeror exercises its right to implement the Acquisition by way of a takeover offer in which New Platform Shares are to be issued and in a manner that is not exempt from the registration requirements of the Securities Act, Platform will file a registration statement with the Securities and Exchange Commission (“SEC”) that will contain a prospectus with respect to the issuance of New Platform Shares.
Item 7.01. Regulation FD Disclosure.
In Appendix 4 to the Rule 2.7 Announcement, Platform disclosed a statement (known as a “Quantified Financial Benefits Statement” under the Code regarding the estimated cost savings and synergies that may arise from the Acquisition. In connection with the issuance of such Quantified Financial Benefits Statement, each of PricewaterhouseCoopers LLP (“PricewaterhouseCoopers UK”), Platform’s reporting accountants, and Credit Suisse Securities (Europe) Limited (“CS Securities”), Platform’s financial advisor, issued a report to Platform under the Code confirming that the Quantified Financial Benefits Statement has been, in the case of PricewaterhouseCoopers UK, properly compiled on the basis stated, and in the case of CS Securities, prepared with due care and consideration. Copies of the PricewaterhouseCoopers UK report and the CS Securities report are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.
The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such a filing.
Item 8.01. Other Events.
On July 13, 2015, Platform issued a press release announcing the terms of a recommended offer by Platform and the Offeror to acquire all of the issued and to be issued shares of Alent, and provided supplemental information regarding the Acquisition in a presentation to analysts and investors. Copies of the press release and the investor presentation are attached as Exhibits 99.3 and 99.4, respectively, to this Current Report, and are incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Rule 2.7 Announcement, dated July 13, 2015.

2.2	Co-operation Agreement, dated as of July 13, 2015, by and among Platform Specialty Products Corporation, MacDermid Performance Acquisitions Ltd. and Alent plc.

10.1	Interim Facility Letter, dated as of July 13, 2015, by and among Platform Specialty Products Corporation, certain of its subsidiary guarantors, Credit Suisse AG and certain of its affiliates

99.1	Part B, Appendix 4 of the Rule 2.7 Announcement – Report from PricewaterhouseCoopers LLP, dated July 13, 2015.

99.2	Part C, Appendix 4 of the Rule 2.7 Announcement – Report from Credit Suisse Securities (Europe) Limited, dated July 13, 2015.

99.3	Press Release, dated July 13, 2015.

99.4	Investor Presentation, dated July 13, 2015.
Additional Information and Where to Find It
This Current Report is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.
The New Platform Shares to be issued under the Acquisition have not been and are not expected to be registered under the Securities Act, or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Platform Shares may not be offered, sold resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the Securities Act or an exemption therefrom. It is expected that the New Platform Shares will be issued in reliance upon an exemption from the registration requirements of the Securities Act set forth in Section 3(a)(10) thereof. Alent shareholders (whether or not U.S. persons) who are or will be affiliates (within the meaning of the Securities Act) of Platform or Alent prior to, or of Platform after, the effective date of the Acquisition will be subject to certain U.S. transfer restrictions relating to the New Platform Shares received pursuant to the Scheme.
The Offeror reserves the right, subject to the prior consent of the Panel and the terms of the Co-operation Agreement, to elect to implement the Acquisition by way of a takeover offer (as such term is defined in the Companies Act).  Any securities to be issued in connection with such Acquisition may be issued in reliance on an exemption from the registration requirements of, or, alternatively, registered under, the Securities Act.  If, in the future, the Offeror exercises its right to implement the Acquisition by way of a takeover offer in which New Platform Shares are to be issued and in a manner that is not exempt from the registration requirements of the Securities Act, Platform will file a registration statement with the SEC that will contain a prospectus with respect to the issuance of New Platform Shares. In this event, shareholders of Alent are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to Platform’s contact for enquiries identified above.
If the Acquisition is implemented by way of a takeover offer, it will be done in compliance with the applicable tender offer rules under the Exchange Act, including Section 14(e) of the Exchange Act and Regulation 14E thereunder. Platform, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Alent outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the Exchange Act.
None of the securities referred to in this Current Report have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Current Report. Any representation to the contrary is a criminal offence in the United States.
Nothing in this Current Report shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the Acquisition.
Forward-Looking Information
This Current Report contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Alent group and the Platform group and certain plans and objectives of the Offeror and Platform with respect to the combined business. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “goal”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. These statements are based on assumptions and assessments made by Platform and/or the Offeror and/or Alent in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Current Report could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this Current Report. None of Platform, the Offeror or Alent assume any obligation to update or correct the information contained in this Current Report (whether as a result of new information, future events or otherwise), except as required by applicable law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

Date: July 13, 2015	By:	/s/ Frank J. Monteiro
	Name:	Frank J. Monteiro
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description

2.1	Rule 2.7 Announcement, dated July 13, 2015.

2.2	Co-operation Agreement, dated as of July 13, 2015, by and among Platform Specialty Products Corporation, MacDermid Performance Acquisitions Ltd. and Alent plc.

10.1	Interim Facility Letter, dated as of July 13, 2015, by and among Platform Specialty Products Corporation, certain of its subsidiary guarantors, Credit Suisse AG and certain of its affiliates

99.1	Part B, Appendix 4 of the Rule 2.7 Announcement – Report from PricewaterhouseCoopers LLP, dated July 13, 2015.

99.2	Part C, Appendix 4 of the Rule 2.7 Announcement – Report from Credit Suisse Securities (Europe) Limited, dated July 13, 2015.

99.3	Press Release, dated July 13, 2015.

99.4	Investor Presentation, dated July 13, 2015.